Mail Stop 3561

June 20, 2008

Zhuangyi Wang
Chief Executive Officer
Forme Capital, Inc.
Jing Qi Street
Dongfeng Xincun
Sa'er Tu District
163311 Daqing, P.R. China

> **Re:** **Forme Capital, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 22, 2008**
> **File No. 333-150800**
> **Form 10-KSB for Fiscal Year Ended April 30, 2007**
> **Forms 10-Q and 10-QSB for Fiscal Quarters Ended March 31, 2008,**
> **January 31, 2008 and October 31, 2007**
> **File No. 033-10893**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1. Please send us on a supplemental basis supporting documentation for all factual claims that you make in your prospectus, or characterize the claims as your

beliefs. For example, we note your statement on page 32 that you are "are known for [your] excellent selection of fine meats and fresh produce, and [your] meat department generates significant profits." Other examples can be found in your "Directors and Officers" section, beginning on page 64. For instance, the following statement on page 65 needs support: "Mr. Wang has received honors including being named one of approximately 20 Private Sector Model Workers of Daqing Municipality by the government of Daqing Municipality for three consecutive years." The following statement on page 65 also needs support: "[Ms. Limin Zheng] has broad experience in financial work." This list of examples is not exclusive.

You should mark the supporting documents to show the location of each fact you are relying on for the claims made in the prospectus.

2. Please send us on a supplemental basis the supporting documentation for all statistical claims that you make in your prospectus. For example, we note that on page 40 beneath the subheading, "Overview of the Supermarket Industry in China," you cite "F. Gale and T. Reardon, "China's Modernizing Supermarket Sector Presents Major opportunities for U.S. Agricultural Exporters," AgExporter, November 2004, pages 4-8," for the claim that in 1990 China had one supermarket store, whereas by 2003 it had 60,000 supermarket stores with estimated annual sales of $71 billion. We would like to see a copy of the article. This example is not exclusive.

You should mark the supporting documents to show the location of each statistic you are relying on for the claims made in the prospectus.

Employees, page 1

3. In an appropriate location in the prospectus, generally discuss the terms of the employment contracts that you have with all of your employees, including the duration of such contracts and your obligations under these contracts.

Risk Factors, page 3

4. Please revise your risk factors to remove all mitigating language. For example, in the risk factor on page 4 captioned, "The fluctuation of the exchange rate of the renminbi against the dollar could reduce the value of your investment," delete the statement that the international reaction to the 2005 renminbi revaluation has generally been positive. In the risk factor on page 7 captioned, "Our supply chain could be disrupted by bad harvests and by severe weather…," delete the statements that you have not previously been significantly affected by storms or increases in pork prices. In the risk factor on page 8 captioned, "Economic conditions that affect consumer spending could limit our sales and increase our

costs," delete the statement that the Chinese economy has grown significantly in recent years. This list of examples is not exclusive.

5. Please revise your captions to emphasize the risk to investors, as opposed to simply stating a fact. For example, please refer to the following caption on page 6: "Our supply chain could be disrupted by problems with transportation infrastructure in and around northeastern China." As another example, refer to the following caption on page 14: "Our common stock is subject to the Penny Stock Regulations." Please revise your captions throughout this section so that they each reflect the investment risk that you describe in the accompanying text.

Enforcement against us or our directors and officers may be difficult, page 14

6. Provide the disclosure set forth in Item 101(g)(1)(iv) of Regulation S-K.

Selling Stockholders, page 18

7. Please identify the natural person(s) who have the ultimate voting or investment control over the shares held by Fink Family Trust, Mark Bell M.D. Inc. Retirement Trust, and Irv Edwards M.D. Inc. Employee Retirement Trust. See Interpretation 4S of the Regulation S-K section of the March 1999 Interim Supplement to the Manual of Publicly Available Telephone Interpretations, available at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

8. Please identify Kuhns Brothers, Inc. as an underwriter, given that Kuhns Brothers, Inc. is a broker-dealer, unless it has received securities solely as underwriting compensation. We note that Kuhns Brothers, Inc. received securities under the settlement agreement. Briefly disclose the terms of the settlement agreement and the actions which led to the entry into that agreement, and analyze whether the securities Kuhns Brothers, Inc. received under the agreement constitute underwriting compensation.

Business, page 32

9. In the table on page 38 beneath the heading, "Public Liability Insurance," please provide the insured amount for each policy.

Properties, page 43

10. Certain of the properties you discuss are subject to leases that have expired. To the extent these represent material properties, please disclose whether you will be able to renew the expired leases on comparable terms or, if not, if suitable replacement space is available on comparable terms.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 47

11. Please revise to discuss the registrant's financial condition, changes in financial
    condition and results of operations. In this regard, we note the operating results of
    QKL are discussed instead of the consolidated results of the registrant with no
    explanation.

12. Please expand this section to discuss known material trends, demands,
    commitments, events, or uncertainties that will have, or are reasonably likely to
    have, a material impact on your financial condition, operating performance,
    revenues, or income, or result in your liquidity decreasing or increasing in any
    material way. For example, you should discuss the group buying trend further
    and its expected effect on you. You also discuss elsewhere the higher profitability
    associated with private label products versus branded products. You should
    discuss the percentage of private label versus branded products sold and your
    expectations for the future. Please provide additional information about the
    quality and variability of your earnings and cash flows so that investors can
    ascertain the likelihood of the extent past performance is indicative of future
    performance. Please discuss whether you expect your financial position to remain
    at its current level or to increase or decrease. Also, you should consider
    discussing the impact of any changes on your earnings. Further, please discuss in
    reasonable detail:

    • economic or industry-wide factors relevant to your company, and

    • material opportunities, challenges, and risks in the short and long term and the
      actions you are taking to address them.

    See Item 303 of Regulation S-K and SEC Release No. 33-8350.

13. We note your statement on page 58 that "[c]urrently [you] have a credit line of up
    to RMB 50 million, or approximately $6.94 million using current exchange rate of
    $1 to 7.2 RMB, based on our credit rank AAA granted by Daqing City
    Commercial Bank." Please clarify whether Daqing City Commercial Bank is the
    lender. Please also indicate whether this is the same credit line that you refer to
    on the bottom of page 57.

Three Months ended March 31, 2008…, page 49

14. In the discussion of increases in net revenue, disclose the amount of the increase
    that is attributable to comparable store sales and identify the other factors that led
    to the increase in net revenue. Please revise throughout this section to identify the

material factors that caused line items to increase or decrease and the amounts attributable to each factor.

Critical Accounting Policies and Estimates, page 58

15. Please revise your disclosure of critical estimates and judgments to supplement and not duplicate the summary of significant accounting policies that are already disclosed in the notes to the financial statements. Please carefully evaluate each policy and revise your discussion as appropriate to clarify and quantify each critical estimate and clearly identify the assumptions you used to calculate each estimate. Discuss and quantify how accurate your estimates and assumptions have been in the past and whether they are likely to change in the future.   For example, please discuss how you account for inventory shrink and spoilage and adjustments to any estimates arising out of your physical inventory counts.   Refer to Release Nos. 33-8350 and 34-48960.

16. We note your critical accounting policy addressing construction in progress on page 60. Please tell us where you have presented construction in progress in the financial statements and related notes.

Directors and Executive Officers, page 64

17. Please account more specifically for your directors' and officers' principal occupations and employment during the past five years. For instance, indicate the duration of Mr. Rhett Xudong Wang's tenure as an internal auditor for Carrefour, Financial Controller for Koemmerling China, CFO for ThyssenKrupp China, and a tax and accounting consultant in Germany, respectively. If there are any gaps in his employment, please briefly explain. The same comment applies to Ms. Xishuang Fan, Ms. Limin Zheng and Mr. Jiaxun Yang. See Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 67

Employment Agreements, page 68

18. There appears to be a discrepancy between your disclosure on page 68 that you have no employment agreements with any of your executive officers and your disclosure on page 1 that you have signed employment contracts with all of your employees. Please tell us whether your executive officers have signed employment contracts and, if so, please summarize their material terms. See Item 402(o)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 69

Transactions with Vision, page 69

19. You have provided disclosure regarding several transactions related to the reverse merger and private placement on page 24. Please review these transactions and provide appropriate disclosure under Item 404(a) of Regulation S-K regarding these transactions. In this revised disclosure, provide additional information about the securities escrow agreement and each related person's interest in the agreement, and identify any related persons in addition to Vision Opportunity Master Fund that have an interest in the securities escrow agreement.

20. In this section, please disclose the related person transactions identified in the notes to the financial statements. See Item 404(a) of Regulation S-K.

Financial Statements

General

21. In your pro forma financial statements you refer to the share exchange transaction and private financing transaction as the reverse merger transaction. Please clarify if you considered Forme Capital, Inc., a shell company, as the target and Speedy Brilliant Group Limited, an operating company, as the accounting acquirer. Please explain and revise your disclosure to specifically address and clarify the legal and accounting form of the transaction. Please make sure your response provides appropriate detailed references to the authoritative accounting literature that supports your accounting for and presentation of the reorganization.

22. We note the transaction occurred on March 28, 2008 and concurrent with the transaction Speedy Brilliant is noted as having acquired control over QKL's through a series of contractual arrangements. Please explain why you have included the financial statements of Daqing Qingkelong Chain Commerce & Trade Co., Ltd (QKL) and pro forma financial statements. We also note that the financial statements included herein cover the period in which the transaction occurred and we would expect that your historical financial statements for all periods presented would be those of the entity identified as the accounting acquirer. In this regard, please tell us what consideration you gave to revising the financial statements to recast the statements as that of Forme Capital, Inc. and retroactively reflecting the change in capitalization of the operating entity for all periods presented. Historical stockholders' equity of the accounting acquirer prior to the reverse merger would then be retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer's and acquirer's stock with an offset to paid-in capital. Earnings per share for periods prior to the

merger would also be restated to reflect the number of equivalent shares received by the acquiring company. Refer to the guidance at SAB Topic 4C. Further, the notes to the financial statements would explain that the historical financial statements are a continuation of the financial statements of the accounting acquirer, not the accounting target; and that the capital structure of the consolidated enterprise (the accounting acquirer) is now different from that appearing in the historical financial statements of the accounting acquiree in earlier periods due to recapitalization accounting. Please advise.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities

23. Please expand your disclosure to specifically address and clarify the legal and accounting form of the reverse merger transaction. Please include in your disclosure an explanation of the reverse acquisition and issuance of 1,500,055 shares disclosed in the Consolidated Statements of Stockholders' Equity. Further, if true, please indicate that the historical financial statements are a continuation of the financial statements of the accounting acquirer, not the accounting target.

Note 2. Summary of Significant Accounting Policies

24. Please disclose the specific nature and timing of allowances and credits received from vendors and other entities, if any. As appropriate, please disclose your accounting policy for consideration received from a vendor in connection with the purchase or promotion of the vendor's products, such as slotting fees, co-operative advertising fees, and other consideration. Disclose the statements of earnings line item in which each of these types of payments is included. Please also discuss in MD&A any significant estimates and/or changes between periods resulting from these arrangements. See EITF 02-16.

(b) Principles of consolidation

25. Please expand to clarify the accounting principles relied upon for consolidation. If Speedy Brilliant is a wholly-owned subsidiary, please state that fact.

26. We note that Speedy Brilliant did not acquire QKL direct by issuing stock or paying cash and that you have determined that it is a VIE. Please explain your basis for consolidating QKL addressing each of the conditions in FIN 46(R) or other authoritative accounting literature that supports your accounting for and presentation of this entity. Please identify the specific provisions within the agreements that support your conclusions. Expand your disclosure accordingly.

(e) Inventories and consumables

27. Please disclose where you classify consumables for your own consumption on the Consolidated Statements of Income and Comprehensive Income.   Also we note on page F-21 a gain was recognized on the sale of consumables. Please clarify the nature of the consumables, how they are consumed and whether they are sold to third parties.

(j) Cash card and coupon liabilities

28. Please disclose how you account for cash cards and coupons that are never redeemed.

(l) Cash and cash equivalents

29. Reference is made to the disclosure of cash located outside the United States. Please disclose whether the cash is restricted as to usage and if so, the provisions of any restrictions. If the cash is not restricted, please disclose why the cash "may" not be available.

(m) Revenue recognition

30. We note in your discussion of results of operations that you state revenue is primarily from sales you make to customers at your stores yet your disclosure here states revenue is recognized upon the delivery of goods to customers and direct sales are recognized on gross basis when products are delivered and title has passed to the end users. Please revise to clarify the nature of the direct sales and if retail sales are recognized at the point of sale.

(s) Statutory reserves

31. It appears that net assets held by your consolidated subsidiaries may be restricted in light of the risk factors disclosed on page 4 and other disclosures in the filing. Please disclose the pertinent restrictions on making dividend or other payments.

(t) Industry Segment

32. Please provide the disclosure required by paragraph 37 of SFAS no. 131.

Note 3. Other Receivables

33. Please revise your description of the item "Deposits to employee for purchases and disbursements" to clarify the nature of the receivable or add a note to the table presented.

Note 5. Property, plant and equipment, net
Note 6. Lease Prepayments, net

34. We note that the company does not have title to some of the buildings and prepaid land use rights reflected as assets. Please disclose the amount and nature of any consideration required to transfer title to the company and explain to us the accounting basis for your presentation.

Note 10. Common Stock

35. Please revise the "effect of dilutive potential common stock" to individually show the shares assumed from conversions of the warrants and preferred stock. See Appendix C to SFAS no. 128.

Exhibit 5.1

36. Counsel should not include the statement that it has "relied exclusively on the representations made to us in an officers' certificate concerning the receipt by the Company of consideration for such shares" in giving its opinion that the Outstanding Common Stock is fully paid. Please remove the fourth paragraph in the legal opinion.

37. Counsel should remove the statements that only the company may rely upon the legal opinion and that no other person may rely upon the opinion without its legal consent. Please revise.

Amendment No. 1 to Annual Report for Fiscal Year Ended April 30, 2007 on
Form 10-KSB

Item 8A. Controls and Procedures

38. You must evaluate the effectiveness of your disclosure controls and procedures
based on the definition of disclosure controls and procedures contained in
Sections 13a-15(e) of the Exchange Act. In this regard, we note your disclosure
that your "Certifying Officers originally concluded that our disclosure controls
and procedures were effective to ensure that material information is recorded,
processed, summarized and reported by [your] management on a timely basis in
order to comply with [your] disclosure obligations under the Exchange Act, and
the rules and regulations promulgated thereunder." In future filings, please revise
to clarify, if true, that your officers concluded that your disclosure controls and
procedures were also effective to ensure that information required to be disclosed
in the reports that you file or submit under the Exchange Act is accumulated and
communicated to your management, including your chief executive officer and
chief financial officer, to allow timely decisions regarding required disclosure.
Refer to Exchange Act Rule 13a-15(e).

39. In future filings, please revise to include the disclosure required by Item 308(c) of
Regulation S-K. Please confirm that there were no changes that you would have
been required to disclose in the Form 10-KSB.

Exhibits

40. We note that the certification of your chief executive officer required by Item
601(b)(31) of Regulation S-K is misdated. This comment applies to both your
original Form 10-KSB and your amendment. Similarly, the certification of your
chief financial officer required by Item 601(b)(32) to your amendment is not
dated. Please file an amendment to your Form 10-KSB to include properly dated
certifications, and confirm to us that you received dated certifications as of the
time of filing.

41. Please also remove the word, "annual," before the word, "report," in paragraph 2
of your certifications pursuant to Section 302 of the Sarbanes Oxley Act. Refer to
Item 601(b)(31) of Regulation S-K. The certifications should conform exactly to
the language in Item 601(b)(31).

Quarterly Report for Quarter Ended March 31, 2008 on Form 10-Q

Item 4. Controls and Procedures

Disclosure Controls and Procedures, page 32

42. We note your disclosure that your disclosure controls and procedures "can provide only reasonable assurance of achieving the desired control objectives." In future filings, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level.

43. We note your disclosure that "[e]xcept as described above, there were no changes in our internal controls over financial reporting during the first quarter of fiscal year 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. In future filings, state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting or omit the language "except as described above."

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna DiSilvio, Review Accountant, at (202) 551-3302 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Darren Ofsink, Esq.
Guzov Ofsink LLC
Facsimile No. (212) 688-7273